707 Cayman Holdings Ltd

5/F., AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Kowloon, Hong Kong

February 20, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	707 Cayman Holdings Ltd
Amendment No. 2 Registration Statement on Form F-1 (the “Registration Statement”)
File No. 333-281949

Ladies and Gentlemen:

We note your comment dated February 12, 2025 to Amendment No. 2 Registration Statement on Form F-1, which we have restated below.

Summary Financial Data

Balance Sheet Data, page 10

1.	Please review the headers in the table here to ensure the proper fiscal years are identified. Specifically, it appears some of the columns labeled “2023” should be labeled “2024.”

We have updated the Registration with Amendment No. 3 in order to correct the column headings on page 10 and provide other updated disclosure.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

707 Cayman Holdings Limited

/s/ Cheung Lui
By:	Cheung Lui
Chief Executive Officer and Executive Director

cc:	David L. Ficksman
R. Joilene Wood